Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

 Natural Platinum Nanoparticles Reported by Birch Mountain's
Mineral Technology Division

CALGARY, AB, April 2, 2002, Birch Mountain Resources Ltd. (BMD:CDNX) ("Birch Mountain" or "the Company") reports that it has discovered natural platinum nanoparticles in sedimentary rock. The discovery was made by Birch Mountain scientists using a scanning transmission electron microscope (STEM) at the Microscopy and Imaging Facility, Department of Cell Biology & Anatomy, Faculty of Medicine, University of Calgary. The platinum nanoparticles were found by STEM examination of a <100 nanometre thick, 20 x 24 micrometre cross-section cut from a platinum microparticle using a focused ion beam (FIB). The platinum microparticle was identified by environmental scanning electron microscope analysis of the rock. The location of the platinum microparticle on the sample mount was noted and the mount was sent to Fibics Inc., Ottawa, Ontario, for preparation of the FIB section by the "lift-out" technique (www.fibics.com/MS_FIBTEMLiftout.html).

STEM analysis of the FIB section shows that the platinum microparticle is a composite particle made up, in part, of successive bands of platinum up to 500 nanometres thick. The platinum bands are composed of laminae of 3-20 nanometre platinum nanoparticles and nanoparticle aggregates. Images of the platinum microparticle and nanoparticles are available on the Company's website (www.birchmountain.com).

Birch Mountain initially hypothesized in 1999 that the precious and non-precious metal microparticles it and others had observed in sedimentary rocks were made up of much smaller nanoparticles. Evidence supporting this hypothesis was obtained in 2000, when Birch Mountain identified natural copper and iron-oxygen nanoparticles in sedimentary rocks. Subsequently, Birch Mountain's scientists have shown that some non-precious metal microparticles are aggregates of these smaller nanoparticles. The work reported here is consistent with Birch Mountain's hypothesis that precious metal microparticles can comprise aggregates of precious metal nanoparticles.

These results show that platinum nanoparticles exist in nature and can aggregate to form platinum microparticles. This disclosure should not be interpreted as scientific or technical information in respect of any exploration, development or production activities on any mineral property material to the Company. These results do not imply, nor can they be used to infer, economic value. Birch Mountain will continue this work now that it has established the viability of the FIB section technique for examining natural microparticles and nanoparticles.

Mr. Glen R. De Paoli, M.Sc., P.Geol., Senior Project Geologist, carried out or supervised the work described in this news release and is identified as the qualified person.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The CDNX has not confirmed or validated the facts disclosed in this news release and does not accept responsibility for the adequacy or accuracy of this release.